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PROCESSED
APR 19 2006
THOMSON
FINANCIAL

06012682

WRITER'S DIRECT LINE

202 682-7296

April 17, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 17 2006
WASH, DC 156

SUPPL

Re: Greencore Group plc
<u>Commission File Number 82-4908</u>

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

CONTACT MS C.M. BERGIN TELEPHONE: +353 1 6051004
FAX: +353 1 605 1104

GREENCORE GROUP PLC ("GREENCORE") – ANNOUNCEMENT OF INTERIM RESULTS

THIS IS TO CONFIRM THAT GREENCORE WILL ANNOUNCE ITS INTERIM RESULTS FOR THE HALF YEAR ENDED 31ST MARCH, 2006 ON TUESDAY 23RD MAY, 2006.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

13TH APRIL, 2006.

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 10th APRIL, 2006, THAT BANK OF IRELAND AS AT 7TH APRIL, 2006 HAS A NOTIFIABLE INTEREST IN 20,329,009 (10.32%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 20,347 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED, 1,489,599 ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES LIMITED, 139,267 SHARES ARE REGISTERED IN THE NAME OF BNY CUSTODIAL NOMINEES LIMITED AND 18,679,796 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, AS REGISTERED OWNER ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. BERGIN
GROUP COMPANY SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

10TH APRIL 2006